UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        This report on Form 6-K of the Registrant consists of the following document, which is attached hereto as Exhibit 99.1 and incorporated by reference herein:

        Press Release, dated December 27, 2006: Top Image Systems Prices Offering of NIS 61.9 million (approximately $14.7 million) Aggregate Principal Amount of Convertible Debentures.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2006	Top Image Systems Ltd. By: /s/ Arie Rand —————————————— Arie Rand Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated December 27, 2006: Top Image Systems Prices Offering of NIS 61.9 million (approximately $14.7 million) Aggregate Principal Amount of Convertible Debentures